SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

January 31,2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X              Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: January 31, 2003

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2002/11/30
Date of Report:	2003/01/28

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2003/01/31

"Geoffrey Caine"	Geoffrey Caine	2003/01/31

CRYSTAL GRAPHITE

CORPORATION

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

30 NOVEMBER 2002

Unaudited - See Notice to Reader

STALEY, OKADA & PARTNERS

Chartered Accountants

NOTICE TO READER

We have compiled the interim balance sheet of Crystal Graphite Corporation as at 30 November 2002 and the interim statements of shareholders' equity, loss and cash flows for the three months then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

"Staley, Okada & Partners"

Surrey, B.C.	STALEY, OKADA & PARTNERS
28 January 2003	CHARTERED ACCOUNTANTS

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 1
Interim Balance Sheet
Canadian Funds
Unaudited - See Notice to Reader

ASSETS	30 November 2002	31 August 2002	30 November 2001
Current
Cash and term deposits	$11,967	$171,182	$2,608,207
GST and other taxes recoverable	13,566	233,763	164,312
B.C. Mineral Exploration Tax Credit receivable	323,087	323,087	-
Accounts receivable and advances	11,670	6,008	9,817
Promissory notes receivable (Note 4)	-	-	84,737
Due from related parties (Note 9a)	-	-	118,262
Prepaid expenses and deposits	8,023	18,723	67,778
	368,313	752,763	3,053,113
Investment (Note 5)	6,876	6,876	400,000
Mineral Property Costs - Schedule (Note 6)	6,488,669	6,258,851	5,723,223
Capital Assets (Note 7)	1,403,531	1,454,483	1,337,170
Reclamation Bonds	390,000	390,000	46,023
	$8,657,389	$8,862,973	$10,559,529

LIABILITIES
Current
Accounts payable and accrued liabilities	$156,825	$155,796	$373,754

Continued Operations (Note 1)
Commitments (Note 10)
Contingent Liability (Note 11)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)	17,894,782	17,894,782	17,894,782
Deficit - Statement 2	(9,394,218)	(9,187,605)	(7,709,007)
	8,500,564	8,707,177	10,185,775
	$8,657,389	$8,862,973	$10,559,529

ON BEHALF OF THE BOARD:

"Gordon Sales"                                        , Director

"Geoffrey Caine"                                   , Director

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 2
Interim Statement of Shareholders' Equity
Canadian Funds
Unaudited - See Notice to Reader

	Common Shares
	Number	Amount	Accumulated Deficit	Total
Balance - 31 August 2000	21,351,984	$17,317,989	$(4,895,416)	$12,422,573
Issuance of shares for:
- Exercise of options	200,000	118,000	-	118,000
- Exercise of warrants	802,730	458,793	-	458,793
Loss for the year	-	-	(2,379,069)	(2,379,069)
Balance - 31 August 2001	22,354,714	17,894,782	(7,274,485)	10,620,297
Loss for the period	-	-	(448,875)	(448,875)
Balance - 30 November 2001	22,354,714	17,894,782	(7,723,360)	10,171,422
Loss for the period	-	-	(1,464,245)	(1,464,245)
Balance - 31 August 2002	22,354,714	17,894,782	(9,187,605)	8,707,177
Loss for the period	-	-	(206,613)	(206,613)
Balance - 30 November 2002	22,354,714	$17,894,782	$(9,394,218)	$8,500,564

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 3
Interim Statement of Loss
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	2002	2001
General and Administrative Expenses
Wages, benefits and subcontractors	$92,479	$92,149
Marketing	27,449	31,905
Shareholders' information and investor relations	22,183	23,178
General and administrative	18,810	40,860
Occupancy costs	18,429	14,713
Travel	17,636	35,712
Legal and accounting fees	4,590	253,915
Advertising and promotion	1,965	1,065
Amortization	1,616	1,587
Transfer agent fees (net of recovery)	1,247	(366)
Consulting fees	359	400
Listing and filing fees	122	982
Loss Before the Following	206,885	496,100
Interest, net	(272)	(29,396)
Gain on foreign exchange	-	(17,829)
Loss for the Period	$206,613	$448,875

Loss per Share - Basic and Diluted	$0.01	$0.02

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 4
Interim Statement of Cash Flows
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	2002	2001
Operating Activities
Loss for the period	$(206,613)	$(448,875)
Item not affecting cash
Amortization	1,616	1,587
	(204,997)	(447,288)

Investing Activities
Mineral property costs	(229,818)	(714,498)
Item not affecting cash
Amortization	52,469	31,854
Changes in non-cash working capital	226,264	(132,439)
	48,915	(815,083)
Promissory notes receivable	-	(3,097)
Purchase of capital assets	(3,133)	(65,913)
	45,782	(884,093)

Net Decrease in Cash	(159,215)	(1,331,381)
Cash position - Beginning of period	171,182	3,939,588
Cash Position - End of Period	$11,967	$2,608,207

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Schedule
Interim Schedule of Mineral Property Costs
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	2002	2001
Direct - Mineral
Black Crystal Property, Nelson, B.C.
Deferred exploration costs
Amortization	$52,469	$31,854
Wages, benefits and subcontractors	49,538	87,575
Transportation and hauling	43,904	90,602
Repairs and maintenance	39,539	83,647
Field and general	29,803	147,940
Travel, meals and accommodation	8,017	14,367
Crushing, screening and grinding	6,691	18,906
Telecommunications	1,709	21,082
Freight	1,703	6,620
Mine administration	1,623	1,349
Health and safety	639	9,294
Geology and geological engineering	460	67,070
Environmental engineering	173	6,372
Mining engineering and planning	-	58,862
Drilling	-	34,928
Laboratory and assay	-	15,869
Surveying	-	10,159
Electrical engineering	-	7,070
Mine site security	-	932
Bulk sampling recovery	(6,450)	-

Costs for the Period	229,818	714,498
Balance - Beginning of period	6,258,851	5,008,725
Balance - End of Period	$6,488,669	$5,723,223

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2002
Canadian Funds
Unaudited - See Notice to Reader

1.

Continued Operations

The company is an exploration stage company that engages principally in the acquisition, exploration and development of resource properties.  As an exploration stage company, it is currently unable to self-finance its operations.  During the period, the company was delisted from the TSX-Venture at the request of the company.  As discussed in the following notes to the financial statements, the recovery of the company's investment in its resource properties is dependent upon the development and sale of ore reserves, resumption of trading on a major stock exchange, and the ability to raise sufficient capital to finance this operation.  The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows below.  These interim financial statements should be read in conjunction with the audited financial statements as at 31 August 2002.

Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 September 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2002
Canadian Funds
Unaudited - See Notice to Reader

3.

Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST and other taxes recoverable, B.C. Mineral Exploration Tax Credit receivable, accounts receivable and advances and accounts payable.  Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market in U.S. dollars.  The company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Promissory Notes Receivable

By letter agreement dated 4 April 2002, the company accepted a shares for debt proposal in full settlement of the promissory notes and accrued interest which totalled $88,285 due from an unrelated U.S. public company ("USCO").  The company received 137,500 shares of the public company which have been recorded at their fair market value of $6,875.  The shares are restricted from trading until March 2003.

5.

Investment

Details are as follows:

	30 November 2002	31 August 2002	30 November 2001
137,500 (2001 - NIL) common shares of USCO (Note 4)	$6,875	$6,875	$-
100,000 (2001 - 100,000) common shares of ALCO (i)	1	1	400,000
	$6,876	$6,876	$400,000

i)

During the 2001 fiscal year, the company purchased 100,000 common shares of a private Alberta company ("ALCO") for $400,000, representing a 6.53% interest.  ALCO is involved in the oil and gas sector and is negotiating an interest or royalty in certain properties located in the Yukon Territory. ALCO has an agreement with a First Nations group.  Although certain lands for the project have been identified, the total exact lands which would be claimed by the First Nations group is uncertain.  In addition, the company may renegotiate its working interest into a royalty interest.  Consequently, final details are subject to negotiations with the First Nations group and the Federal government.

During the fiscal year ended 31 August 2002, management wrote down this investment to a nominal value for accounting purposes due to the uncertainty of further land claim settlements and the company's ultimate realization of future returns on the oil and gas property.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2002
Canadian Funds
Unaudited - See Notice to Reader

6.

Mineral Property Costs

a)

Details are as follows:

	30 November 2002	31 August 2002	30 November 2001
Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927	$618,927
Exploration costs	5,869,742	5,639,924	5,104,296
	$6,488,669	$6,258,851	$5,723,223

a)

By agreement dated 10 January 1995 and subsequent amendment, the company acquired a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

As consideration, the company, fulfilled the following conditions during prior fiscal years:

  Paid $300,000 cash

  Issued 800,000 shares (issued in a prior year based on the original agreement at a value of $284,000, being the exploration expenses incurred by the vendors on the property)

  Completed a private placement of 6,550,000 units for proceeds of $4,192,000

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000.  The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

The agreement was made with a former officer and director and a company controlled by a former officer and director and has accordingly been treated as a related party transaction.

As of 25 June 2002, the British Columbia Ministry of Energy and Mines granted the company two mining leases on this property.  These leases were issued for a term of 30 years and expire on 29 May 2032, with an option to renew at 30-year intervals.

On 4 July 2002, the company received a Mining Permit from the British Columbia Ministry of Energy and Mines.  The implementation of this Mining Permit allows the company to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

As part of the terms of the Mining Permit, the company was required to purchase a Reclamation Bond in the amount of $390,000 (completed).

c)

By agreement dated 8 May 2001 and amended 5 November 2001, the company was granted an option until 31 December 2002, to acquire a registered interest that allows the company to mine, extract and process any and all graphite material on certain of the optionor's property in the Slocan Valley, B.C., which is adjacent to the company's Black Crystal property.

Subsequent to the period-end, this option expired without exercise.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2002
Canadian Funds
Unaudited - See Notice to Reader

7.

Capital Assets

Capital assets are recorded at cost.  Details are as follows:

	Cost	Accumulated Amortization	30 November 2002 Net Book Value	31 August 2002 Net Book Value	30 November 2001 Net Book Value
Pilot Plant	$1,410,352	$683,885	$726,467	$726,467	$726,467
Machinery and equipment	982,563	552,610	429,953	464,710	361,113
Buildings	187,824	83,088	104,736	113,203	79,719
Technical instruments	151,300	61,709	89,591	93,670	102,987
Office furniture	29,564	9,141	20,423	21,495	19,329
Computer hardware	35,521	17,319	18,202	19,674	22,105
Vehicles	62,458	48,570	13,888	15,011	21,067
Computer software	11,649	11,378	271	253	4,383
	$2,871,231	$1,467,700	$1,403,531	$1,454,483	$1,337,170

8.

Share Capital

a)

Details are as follows:

	Cumulative Number of Shares		Cumulative Amount
	30 November 2002	31 August 2002	30 November 2002	31 August 2002
Authorized:
250,000,000 shares without par value
Issued and fully paid:
For cash	20,114,047	20,114,047	$16,359,656	$16,359,656
For property and equipment	948,889	948,889	558,500	558,500
Settlement of debt	1,291,778	1,291,778	992,714	992,714
Finders fee for share issuance	-	-	(16,088)	(16,088)
Total	22,354,714	22,354,714	$17,894,782	$17,894,782

b)

As at 30 November 2002, the following share purchase options and warrants were outstanding:

	Shares		Exercise Price	Expiry Date
Options	25,000		$ 0.81	23 May 2006
	50,000		$ 1.08	13 August 2006
	620,000	(i)	$ 0.68	29 October 2006
	545,000	(ii)	$ 0.68	29 October 2006
	1,240,000
Warrants	472,845	(iii)	$ 0.70	30 June 2003

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2002
Canadian Funds
Unaudited - See Notice to Reader

8.

Share Capital - Continued

(i)

During the prior fiscal year, these options were repriced and extended from prices ranging from $0.70 - $1.00 to $0.68 and dates ranging from 3 March 2002 - 23 January 2006 to 29 October 2006.  They have been presented at the amended price and expiry date.

(ii)

During the prior fiscal year, the company granted 545,000 share purchase options to directors, officers, employees and consultants at an exercise price of $0.68, expiring in five years.

(iii)

Subsequent to the period-end, these warrants were extended from 31 December 2002 to 30 June 2003.

9.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

The amounts due from related parties are non-interest bearing.  During the prior year, the company received full payment for all outstanding amounts.

b)

During the period, fees for consulting services in the amount of $20,745 (30 November 2002 - $10,335) were paid to a company controlled by a director of the company.

c)

During the period, wages of $ 78,480 (30 November 2002 - $80,018) were paid or accrued to a director and two officers of the company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Commitments

a)

By agreement dated 16 August 2001, the company entered into a lease for premises expiring 13 November 2003.  Minimum basic rent is as follows:

Amount
Remainder of fiscal 2003	$25,938
2004	8,646
$34,584

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2002
Canadian Funds
Unaudited - See Notice to Reader

10.

Commitments - Continued

a)

The company has lease agreements for office equipment and a vehicle with terms of 5 years and 3 years respectively.  Minimum basic charges are as follows:

Amount
Remainder of fiscal 2003	$8,460
2004	7,847
2005	7,357
2006 (and thereafter)	3,372
$27,036

11.

Contingent Liability

During the 2001 fiscal year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. ("KAK"), the majority shareholder of the company) by the trustee of Evergreen Security Ltd., which is a U.S. company in bankruptcy protection.

The trustee was attempting to seek an injunction against the company for the return of the investment by KAK into the company which the company defended.  The company and the trustee entered into a Standstill Agreement on 23 November 2001.

By settlement agreement made between the trustee and representatives of KAK dated 26 August 2002 and approved by order of the U.S. Bankruptcy Court on 4 November 2002, the trustee has become the legal and beneficial owner of the KAK shares, and the trustee thereby has full legal right as holder of the KAK shares.

Pursuant to satisfactory results of the Standstill Agreement and as a consequence of the trustee acquiring the KAK shareholdings, the company and the Trustee were able to effect and execute a settlement agreement effective 7 November 2002.  The terms of the settlement agreement are that the company remove its receiver over the KAK shares granted by the Supreme Court of B.C. (which the company has discharged) and that for a period, the lesser of five years or the date the KAK shares constitute 20% or less of the issued capital of the company, the trustee (or bona fide successor) shall be permitted to attend board meetings and to have the benefit of an Antidilution Agreement (dated effective 23 October 2002) whereby the trustee, for a period of 30 business days after notice, may elect to purchase securities at the terms and price paid by third parties to maintain its percentage interest in the company.  The Bankruptcy Court approved the settlement agreement dated 19 November 2002 subsequent to the period-end.  The lawsuit is fully discharged in respect to the company.

12.

Income Taxes

The company has incurred certain resource-related expenditures of approximately $8,068,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The potential future tax benefits of these resource expenditures have not been reflected in the accounts of the company.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
30 November 2002
Canadian Funds
Unaudited - See Notice to Reader

13.

Subsequent Event

Subsequent to period-end, the company entered into a private placement of 350,000 units at a price of $0.50 per unit for total proceeds of $175,000.  Each unit consists of one redeemable common share and one-tenth of a non-redeemable common share.  Two-thirds of the redeembale shares can be redeemed by the subscriber on or after the receipt of certain government funds or December 31, 2002 and one-third can be redeemed by the subscriber on or after the receipt of certain government funds or December 31, 2003.  The redeemable shares are secured by a registerable debenture, which shall not bear interest at 1% per month until April 1, 2003 and will constitute a specific charge of certain government funds.  Certain other conditions exist such as the redemption minimum amounts, notification, debenture filing, etc.

Of this private place, 100,000 units were subscribed for by related parties.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2002/11/30
Date of Report:	2003/01/28

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2003/01/31

"Geoffrey Caine"	Geoffrey Caine	2003/01/31

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

None

b)

Options granted:

None

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

Number	Class of Shares
250,000,000	common

b)

Shares issued and outstanding:

Number	Amount
22,354,714	$ 17,894,782

c)

Options, warrants and convertible securities outstanding:

See financial statements for details.

d)

Shares subject to escrow or pooling agreements.

None

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales	- President and Director	Barrett Sleeman	- Director
Ted Nunn	- Chief Operating Officer	Richard Ivy	- Director
Geoffrey Caine	- Director	Lana Turner	- Corporate Secretary

MANAGEMENT DISCUSSION

Crystal Graphite Corporation

Three Months Ended November 30, 2002

Schedule "C":

Overview

Crystal Graphite Corporation (the "Company"), is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada.  The Company owns the Black Crystal Graphite Project that consists of a quarry operation and a beneficiation plant located 45 minutes from Nelson, British Columbia in the West Kootenays.  The beneficiation plant has the potential to process up to 75,000 tonnes of graphite-bearing feed material for a year-round continuous operation.  The quarry is a seasonal operation that operates from about June to November stockpiling excavated graphitic material for plant feed.  The Company has received a Mining Permit for the Black Crystal Project from the provincial government on July 4, 2002.  Through staged production based on market demand, the plant is planned for a long-term capacity of 250,000 tonnes per year of feed.

The Company has commenced production of high purity flake graphite of 98.5% fixed carbon.  Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers.  The Company is very active in introducing its high purity product to a number of users with a high rate of success.

Results of Operations

For the Quarter Ended November 30, 2002 compared with Quarter Ended November 30, 2001, the Company incurred a net loss of $206,613 as compared to a net loss of $448,875 for the quarter ended November 30, 2001.  The loss was a result of the capital development of the Black Crystal Project and the costs incurred in legal and audit fees which substantially decreased because of the legal action in the U.S. was resolved.  Legal and Audit fees was $4,590 for the Quarter Ended November 30, 2002 as compared to $253,915 for the quarter ended November 30, 2001.

The Company was compelled to invest $390,000 cash in a reclamation bond as a requirement of our mining permit during the year ended 31 August 2002.

The write-down of Investments in Notes 4 and 5 in the amount of $481,409 for the Year Ended August 31, 2002 was a result of the recording certain U.S. marketable securities at their market value and recording the Company's investment in an Alberta company involved in the oil and gas sector at $1.00.  These investments are not expected to reflect value for several years.

Liquidity and Capital Resources

Cash decreased by $159,215 in the Quarter resulting in a cash balance of $11,961 at November 30, 2002, as compared to $2,608,207 at November 30, 2001.  The November 30, 2002 cash balance does not include the following:  GST and other tax recoverable in the amount of $13,566, BC Mineral Exploration Tax Credit receivable in the amount of $323,087 (subsequent $221,168.31 was received) or the cash amount of $390,000 invested in a term deposit and pledged in a Safekeeping Agreement with the Ministry of Employment and Investment, Energy and Minerals Division for a reclamation bond.

There were no financing activities, share purchase warrants or incentive stock options exercised during the 2002 fiscal period.

Investing activities in the Quarter increased by $229,818 to $6,488,466 at November 30, 2002 as compared to $5,723,233 at November 30, 2001 on mineral property costs, and capital assets increased in the amount of $66,361 to $1,403,531 for November 30, 2002 as compared to $1,337,170 for November 30, 2001.  The major portion of expenditures spent in November 30, 2001 Quarter were due to the construction of the processing plant and further exploration on the project as compared to Fiscal Year 2002 were considerably less where the major expenditures were due to the ongoing maintenance and further modifications to the processing plant.

Capital Outlook

To reduce capital risk, CGC has implemented a phase development approach for eventual expansion to 250,000 tonnes of plant feed per year.  During the First Quarter of the 2003 Financial Year, $94,000 was approved by the Board of Directors to improve screening and drying of graphite, greater water storage capacity, and increased capacity of the feed bin.  This Phase I expansion is approximately 30% complete and is expected to be completed by the end of February 2003.  A Phase II expansion is planned for May through September 2003, which includes a major addition to the benefication plant for acid leaching and product storage purposes.  This expansion is estimated at $778,000 and is expected to double production.  Phase II is subject to delay if market conditions do not warrant an expansion or if there is inadequate capital.

The Company is planning an equity financing in the new calendar year in order to increase the treasury to assure sufficient capital to operate through the market development period and beyond the break even point which is estimated at between 12 to 18 months.  The success of this financing will be dependent upon the Company's ability to obtain trading status.

On-going Operations

The Company reports that during the First Quarter of 2002 (1 September to 30 November 2002) the Black Crystal Project continued to be active at the Hoder Creek Quarry area, and the Koch Creek plant site.  Emphasis was placed on graphite quality improvements, plant productivity, and marketing.

For exploration, the application to obtain approval to excavate up to 10,000 tonnes of graphitic material as a bulk sample from the Boh Zone located on the plant leased land was approved by the Ministry of Energy and Mines.   A lineal trench was dug with an excavator and samples taken resulting in greater confidence in delineating the Black Crystal deposit.  The remaining graphitic material from the 2001 bulk sample program was hauled 29 kilometres to the plant site where it was screened for feed material.

There is approximately 19,000 tonnes of screened -1/4 inch material available for feed which is an adequate stockpile size to supply the benefication plant until at least August 2003.   This feed material is from the two 10,000 tonne bulk samples (at an average grade of 3.8% of graphitic carbon) excavated from seven locations along with an additional 5,000 tonnes of graphitic material excavated from an experimental mining bench.

The Company reports that during the financial year, CGC's plant continued undergoing modifications primarily to increase the fixed carbon grade from 96% to a maximum of 99% using mechanical rather that chemical methods.  The introduction of two flotation columns and a large table proved successful in achieving this high purity quality.  Major modifications to the screening systems are presently on going.  A new electric dryer is near completion, which should increase drying productivity, improve moisture content, and reduce operating costs.

The Company's plant is now operational to fixed carbon specifications required for commercial production at a rate compatible to the short-term market projections.  Because of the slow down in the traditional graphite market and our ability to produce a high purity quality graphite, the Company is concentrating its marketing matrix to the fuel cell and micronize market resulting in significant decline in its original plan of an initial production level of 250,000 tonnes of plant feed per year to a phased development approach based on market demand rather than a designed production level.  The Company has delivered several tonnes of product to potential customers for evaluation and has commenced commercial production on a minor scale to two customers.  The results from the fuel cell testing with CGC flake graphite has been extremely encouraging and confirms that the product is of high purity.

Subsequent Events

During the prior fiscal year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. ("KAK"), the majority shareholder of the company) by the trustee of Evergreen Security Ltd., which is a U.S. Company in bankruptcy protection.

The trustee was attempting to seek an injunction against the Company for the return of the investment by KAK into the Company which the Company defended.  The Company and the trustee entered into a Standstill Agreement on 23 November 2001.

By settlement agreement made between the trustee and representatives of KAK dated 26 August 2002 and approved by order of the U.S. Bankruptcy Court on 4 November 2002, the trustee has become the legal and beneficial owner of the KAK shares, and the trustee thereby has full legal right as holder of the KAK shares.

Pursuant to satisfactory results of the Standstill Agreement and as a consequence of the trustee acquiring the KAK shareholdings, the Company and the Trustee were able to effect and execute a settlement agreement effective November 7, 2002.  The terms of the settlement agreement are that the Company remove its receiver over the KAK shares granted by the Supreme Court of B.C. (which the Company has discharged) and that for a period, the lesser of five years or the date the KAK shares constitute 20% or less of the issued capital of the Company, the trustee (or bona fide successor) shall be permitted to attend board meetings and to have the benefit of an Antidilution Agreement (dated effective October 23, 2002) whereby the trustee, for a period of 30 business days after notice, may elect to purchase securities at the terms and price paid by third parties to maintain its percentage interest in the Company.  The trustee filed the settlement agreement for approval with the Bankruptcy Court November 19, 2002.  The approval was finalized on January 16, 2003.

The Company obtained financing in the amount of $175,000 as the Company's treasury was low and the Company required capital funds for overhead and to maintain operations.  Members of management and associates and consultants of the Company participated in the financing in order to ensure that funds were received in a rapid manner to permit operations to continue and because it is difficult to acquire interest when the Company is not yet listed.  The financing is in the form of redeemable common shares (to be issued at $0.50 per share) with a 10% share bonus and the redemption secured by debenture against government refunds and other receivables of the Company.  The shares are redeemable at $0.55 per share if the holder determines to redeem.

The Company is planning an equity financing in the new calendar year in order to increase the treasury to assure sufficient capital to operate through the market development period and beyond the break even point which is estimated at between 12 to 18 months.  The success of this financing will be dependent upon the Company's ability to obtain trading status.

The Company extended the expiry date of 472,845 warrants (exercise price $0.70) from December 31, 2002 to June 30, 2003.  These warrants originally expired August 10, 2002 and were extended on August 6, 2002 to December 31, 2002.  The reason for the extension is because the Company shares have not traded since January 25, 2002.

The Company held it's Annual General Meeting on January 8, 2003 and the shareholders approved all resolutions put forth unanimously.  The Company is still awaiting approval for trading status on the OTC-BB.

On Behalf of the Board of Directors

"Gordon J. Sales"

CEO and President